EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Aker BioMarine and Neptune announce closing of $US34 million transaction to accelerate business and industry development

Transaction Highlights :

-	Neptune exits bulk krill oil manufacturing and distribution activities including the transfer of krill oil inventory and IP to Aker BioMarine.
-	Cash consideration of $US34 million paid by Aker BioMarine at closing.
-	Aker BioMarine becomes exclusive krill oil supplier to Neptune’s Solutions Business.
-	Transformative transaction allows for acceleration of Neptune’s expansion into larger and expanding industry segments via acquisition and innovative extractions from its Sherbrooke site.
-	Agreement gives Aker BioMarine’s business more scale, which allows the company to increase investments in science and product innovation, sustainable krill-harvesting practices, and marketing support.
-	Neptune retains and remains committed to its promising investment in Acasti.

Laval, Québec, CANADA – August 8, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ and TSX: NEPT) and Aker BioMarine Antarctic AS (“Aker BioMarine”) are pleased to announce that they have concluded an agreement whereby Aker BioMarine acquired Neptune’s krill oil inventory and IP for a cash consideration of $US34 million paid at closing.

“This transaction marks an important step in Neptune’s next phase of development. Neptune believes strongly in the health benefits that krill oil provides and will remain actively involved in this sector via our investment in Acasti Pharma Inc. and also through finished form soft gel capsules from our Solutions Business. The proceeds from this transaction allow Neptune to accelerate its efforts to position the Company in attractive growth segments such as cannabis oil extraction, as well as support further acquisitions consistent with our strategy. In the last two fiscal years we have significantly grown revenues and improved the bottom line. We are excited about the opportunities that this transaction will enable for the future and the value creation for our shareholders on a long term basis,” said Jim Hamilton, President and CEO of Neptune.

“Neptune has made a strategic decision to withdraw as a bulk krill oil supplier, while Aker BioMarine wants to increase investment in the category, so this agreement is a perfect fit for both parties. This acquisition will allow us to increase investments in science and product innovation, sustainable krill-harvesting practices, and marketing support for our customers, which in turn will build excitement and accelerate growth in the omega-3 market. Neptune’s customers and products will be integrated into Aker BioMarine, including Neptune’s popular NKO™ brand. These customers will continue to receive the products they are used to and at the same time benefit from the additional products and support Aker BioMarine will offer to drive growth in the omega-3 market," said Matts Johansen, CEO of Aker BioMarine.

“Earlier this year, we kicked off the Omega-3 Index Project to bring more awareness to the health risks of low omega-3 levels. We also initiated a study to evaluate the effects of krill oil omega-3s on the world’s toughest Army recruits, the U.S. Rangers. These are the types of activities we will continue to move forward with, and now in connection with the NKO brand,” Johansen said.

“The marriage of these two brands is significant for the krill oil business. We have only just scratched the surface of the potential of krill oil and look forward to bringing NKO into our brand portfolio that we spent a decade building,” Johansen added.

Summary of the transaction

Neptune will exit its bulk krill oil manufacturing and distribution activities, and support Aker BioMarine with the transition of its customers, krill oil inventory and intellectual property for a total cash consideration of $US34 million. Some of the proceeds will be used to reduce debt with high interest rates and the balance will be allocated to innovation projects, such as the Green Valley medical cannabis oil extraction project and to acquisitions, in line with its growth strategy.

Neptune’s profile post transaction

The Sherbrooke facility is not part of the transaction and the Company is now exploring potential alternatives for its use through the development of unique extractions targeted towards high potential growth segments. While a small team of people will be retained to continue work on special projects including the medical cannabis project at the facility, a large number of our employees (approximately 50 employees) will see their employment end as part of this transaction.

The Biodroga acquisition completed in January 2016 was transformational for Neptune, and provided a new platform for growth and diversification. In recent months, the Solutions Business was strengthened with different initiatives to support its next growth phase headlined by our exclusive MaxSimil product line.

As for Neptune’s involvement in krill oil, it will continue to offer market ready finished products, such as its krill oil soft gel capsules via its Solutions Business in partnership with Aker BioMarine. Finally, Neptune remains committed to its investment in Acasti Pharma, which holds strong potential.

“One of the key factors of this transaction for Neptune is that it will benefit from a stronger financial position. Considering high interest debt reduction and new borrowing capacity to be negotiated, we intend to focus on potential acquisitions and the medical cannabis oil extraction opportunity. The area of focus for potential acquisitions will be specialty ingredients, brands and the solutions business, which our management team intends to pursue vigorously. We are fully aware that this transaction will affect many of our employees and we would like to thank them for their hard work and dedication,” concluded Jim Hamilton.

About Aker BioMarine

Aker BioMarine is a biotech innovator and Antarctic krill-harvesting company, dedicated to improving human and planetary health. The company develops krill-based ingredients for nutraceutical, aquaculture, and animal feed applications. The company’s fully transparent value chain stretches from sustainable krill harvesting in pristine Antarctic waters through its Montevideo logistics hub, Houston production plant, and all the way to customers around the world. Aker BioMarine is fully owned by Aker ASA, an industrial pioneer since its establishment in 1841.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Aker BioMarine

Katrin Berntsen

Director Communication

katrin.berntsen@akerbiomarine.com

ph: +47 92054570

Neptune Wellness Solutions

Mario Paradis

VP & CFO, Neptune

m.paradis@neptunecorp.com

ph: 450-687-2262 x236

Investor Relations Contact (Canada)

Pierre Boucher

MaisonBrison

1.514.731.0000

pierre@maisonbrison.com

Investor Relations Contact (U.S.)

James Carbonara

Hayden IR

1.646.755.4712

james@haydenir.com